                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                              5100 W. Lemon Street
                                   Suite 3100
                                 Tampa, Florida
                                      33609

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                                 Yes [ ] No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- [ ]

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                                  EXHIBIT LIST

Exhibit        Description
-------        -----------
  99.1         Press Release, dated February 1, 2005

  99.2         Press Release, dated February 1, 2005


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 1, 2005

                                       GERDAU AMERISTEEL CORPORATION

                                       By:     /s/ Tom J. Landa
                                          -------------------------------------
                                       Name:   Tom J. Landa
                                       Title:  Vice-President, Chief Financial
                                               Officer and Secretary